UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No.12)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               Liquid Audio, Inc.
                               ------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                          -----------------------------
                         (Title of Class of Securities)


                                  53631T102000
                                  ------------
                                 (CUSIP Number)


                              Mr. James Mitarotonda
                        c/o Barington Capital Group, L.P.
                         888 Seventh Avenue, 17th Floor
                              New York, N.Y. 10019
                                 (212) 974-5700
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                  July 16, 2002
                                  -------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                                  Introduction
                                  ------------

      This Amendment No. 12 amends and supplements the Schedule 13D, dated September 28, 2001, as amended to date (the "Schedule 13D"), filed with the Securities and Exchange Commission by MM Companies, Inc. (formerly known as musicmaker.com, Inc.), Jewelcor Management, Inc., Barington Companies Equity Partners, L.P., Ramius Securities, LLC and Domrose Sons Partnership with respect to the common stock, $.001 par value, of Liquid Audio, Inc., a Delaware corporation (the "Company").


      Item 2 of the Schedule 13D, "Identity and Background" is amended by adding the following:

      On July 2, 2002, musicmaker.com, Inc. changed its name to MM Companies, Inc. ("MM Companies").

      Item 4 of the Schedule 13D, "Purpose of Transaction," is amended by adding the following:

      On July 16, 2002, MM Companies sent a letter to the Company in response to the Company's announcement that it had amended its merger agreement with Alliance Entertainment Corporation. In the letter, MM Companies stated its belief that the Company should distribute $3.00 per share to all shareholders and that thereafter a determination can be made to use the remaining cash in the Company to make a further distribution or to retain a moderate amount of cash and fold it into a viable business, as the shareholders ultimately decide. A copy of the letter is attached hereto as Exhibit 99.20.

      Item 7 of the Schedule 13D, "Material to be Filed as Exhibits," is amended by adding the following:

      99.20 Letter dated July 16, 2002 from MM Companies, Inc. to Gerald W. Kearby, President and Chief Executive Officer of the Company, Robert G. Flynn, Secretary of the Company, and the members of the board of directors of the Company.




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

                                   SIGNATURES

             After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: July 19, 2002

                                       MM COMPANIES, INC.


                                       By /s/  James A. Mitarotonda
                                          -------------------------------
                                       Name:  James A. Mitarotonda
                                       Title: President and Chief Executive
                                                Officer

                                       JEWELCOR MANAGEMENT, INC.


                                       By /s/  Seymour Holtzman
                                          -------------------------------
                                       Name:  Seymour Holtzman
                                       Title: Chairman and Chief Executive
                                                Officer

                                       BARINGTON COMPANIES EQUITY PARTNERS, L.P.

                                       By: Barington Companies Investors,
                                           LLC, its general partner

                                       By /s/ James A. Mitarotonda
                                         -------------------------------
                                       Name:  James A. Mitarotonda
                                       Title: President and Chief Executive
                                                Officer

                                       RAMIUS SECURITIES, LLC

                                       By: Ramius Capital Group, LLC, its
                                             managing member

                                       By /s/ Jeffrey M. Solomon
                                          -----------------------------
                                       Name:  Jeffrey M. Solomon
                                       Title: Authorized Signatory

                                       DOMROSE SONS PARTNERSHIP


                                       By /s/ James A. Mitarotonda
                                          -----------------------------
                                       Name:  James A. Mitarotonda
                                       Title: Partner



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